82-03277

RECEIVED

2006 NOV 22 A 8:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:29 10-Nov-06
Number	9277L

06018697

SUPPL

RNS Number:9277L
Tesco PLC
10 November 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed that yesterday the following Director transferred as a gift for no consideration 13,300 Ordinary shares of 5p each in the Company and therefore has ceased to be interested in those shares.

Director	No of Shares
A Higginson	13,300

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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